[Hogan & Hartson L.L.P. Letterhead]

February 10, 2005

EDGAR and Facsimile

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Mail Stop 03-06

Attn:	Donald C. Hunt David Ritenour Heather Tress Kate Tillan
    Re:
    Medical Device Manufacturing, Inc. Amendment No. 5 to Registration Statement on Form S-4 Filed August 30, 2004 and amended on October 25, 2004, December 7, 2004, January 6, 2005, January 27, 2005, and February 8, 2005
    File No. 333-118675

Ladies and Gentlemen:

        On behalf of Medical Device Manufacturing, Inc., a Colorado corporation ("MDMI"), this letter responds to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in a letter (the "comment letter") to Ron Sparks, President and Chief Executive Officer of MDMI, dated February 9, 2005, regarding the Registration Statement on Form S-4 (Commission File No. 333-118675) filed by MDMI on August 30, 2004, as amended by Amendment No. 1 thereto filed by MDMI on October 25, 2004, Amendment No. 2 thereto filed by MDMI on December 7, 2004, Amendment No. 3 thereto filed by MDMI on January 6, 2005, Amendment No. 4 thereto filed by MDMI on January 27, 2005, and Amendment No. 5 thereto filed on February 8, 2005 (as amended, the "Registration Statement").

        MDMI's response to the Staff's comment is set forth below. The response provided herein is based on discussions with, and information furnished by, MDMI and its advisors. Once the Staff has reviewed MDMI's response to the comment contained in the comment letter, MDMI would welcome the opportunity to discuss any additional questions the Staff may have to facilitate expedient resolution of any remaining issues.

General

  1.
  Comment:    We note that your most recent fiscal year ended on December 31, 2004 and that financial statements for that fiscal year are not included (and are not, as of the date of this letter, required to be include) in your registration statement. However, given the passage of time since the end of that year, we expect that preliminary information is already presently known to you regarding the company's financial condition as of December 31, 2004 and results of operations for the fiscal quarter and fiscal year then ended. Accordingly, please update your prospectus as appropriate to reflect any material changes to the company's financial condition as of December 31, 2004 and any material changes to the company's results of operations that occurred during the fourth quarter of the company's 2004 fiscal year. If there are no such material changes to report, please supplementally provide a representation to that effect in response to this comment.

    Response:    MDMI represents to the Staff that there have been no material changes to report in the prospectus contained in the Registration Statement with respect to MDMI's financial condition as of December 31, 2004 or its results of operations during the fourth quarter of MDMI's 2004 fiscal year.

        Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 454-2480 or to Michael Hammell at telephone number (303) 454-2412.

Sincerely,
/s/ Christopher J. Walsh
Christopher J. Walsh

cc: Medical Device Manufacturing, Inc.